

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 28, 2006

Mr. Terry Rathert
Senior Vice President and Chief Financial Officer
Newfield Exploration Company
363 North Sam Houston Parkway East
Suite 2020
Houston, TX 77060

> **Re: Newfield Exploration Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 3, 2006**
> **File No. 001-12534**

Dear Mr. Rathert:

    We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Financial Statements

Consolidated Statement of Income, page 53

1.   We note that you present commodity derivative expense as non-operating income on your statement of income, yet the cash portions appear to be included as operating activities on your statement of cash flows. Please revise either your statement of income or your statement of cash flows so that the treatment is consistent. We would normally expect to see such transactions that are presented

as non-operating activities on the statement of income to be presented as investing activities on the statement of cash flows.

Revenue Recognition, page 57

2.   Please expand your revenue recognition policy to address all of the criteria set forth in SAB Topic 13:1.

Oil and Gas Properties, page 57

3.   Please address the following with regard to your accounting policies and disclosures for oil and gas properties:

(a) You state here that estimated net revenues are calculated for the ceiling test using end of period oil and gas prices *as adjusted for location and quality differences*. Please add disclosure to explain how this adjustment complies with the requirements of Regulation S-X, Rule 4(c)(4)(A).

(b) Likewise, your disclosure on page 92 indicates that your calculation of the standardized measure includes future cash inflows estimated by applying year-end oil and gas prices *adjusted for location and quality differences*. Please add disclosure to explain how you are complying with SFAS 69, paragraph 30(a).

Asset Retirement Obligations, page 58

4.   Please tell us why your table on page 59 does not include revisions of estimated liabilities. Refer to the requirements of SFAS 143, paragraph 22. Your footnote (1) indicates that you are combining revisions with new liabilities incurred in the period. These should be presented separately.

Supplementary Oil and Gas Disclosures, page 89

5.   Please tell us whether assets sold with your Australian subsidiary in 2003 included oil and gas properties and, if so, whether information regarding these properties is included here. Please note that we would expect information regarding such properties to be included wherever applicable, such as in the chart demonstrating the 2003 versus 2002 estimated net quantities of proved oil and gas reserves and the 2003 summary of changes in the standardized measure.

Engineering Comments

Business, page 1

Equity Ownership and Incentive Compensation., page 2

6.   We note your statement, "We want our employees to act like owners. To achieve this, we reward and encourage them through equity ownership and performance-based compensation. A significant portion of our employees' compensation is contingent on our profitability." With a view toward possible disclosure, please discuss whether you compensate any of your employees on a basis that explicitly considers your disclosed proved reserves.

Properties, page 9

Proved Reserves and Future Net Cash Flows, page 11

7.   Supplementally, submit to us the petroleum engineering reports – in hard copy and electronic format - you used as the basis for your 2005 U.S. proved reserve disclosures. The report should include:

   a) One-line recaps for each property sorted by field and by present worth within each proved reserve category including the estimated date of first production for your proved undeveloped properties (PUD) and the year-end date that each PUD property was booked;

   b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

   c) Individual income forecasts for each of the five largest properties (net equivalent reserve basis) in the proved developed and proved undeveloped categories as well as the AFE for each of the five PUD wells. Include the 2005 historical costs for drilling and completion of all successful wells in the fields corresponding to the five PUD wells. Please address significant differences between the AFE and historical well costs;

   d) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, historical recoveries for analogy wells) for each of these ten largest properties. Please include normal operational plots such as oil cut vs. cumulative production and injection history/estimated fill up for any secondary recovery units in the largest five developed properties.

e) Narratives and engineering exhibits for the five largest 2005 U.S. reserve revisions – both negative and positive - caused by <u>performance</u>, not economics.

f) Hindsight analyses of the amalgamated reserve estimates for all your PUD locations booked at year-end 2004 that were drilled in 2005. Include brief narratives reconciling the five largest PUD reserve estimates in this group to their current estimates. Address your corporate methodology for eliminating any significant sources of error here. You may contact us for assistance in this or any other matter.

Please direct these engineering items to:
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
Attn: Ronald M. Winfrey

8.   We note that a third party engineer prepared reserve reports for 81% of your year-end 2005 proved reserves. Please:

a) Identify the engineer and furnish to us the engineer's consent to be referenced in your document;

b) Furnish to us a paper and an electronic format copy of this report;

c) Describe the nature and extent of your relationship with the engineer;

d) Tell us how you determined the properties to be included in the report;

e) Indicate the extent to which the engineer verified the accuracy of oil and gas production data, historical cost figures for operation and development, year-end product prices and validity of PUD spacing.

9.   Please tell us the estimated hydrocarbon volumes, if any, you have claimed as proved reserves:

a) In undrilled fault blocks;

b) Below the lowest known – penetrated and assessed - structural occurrence of hydrocarbons;

c) At locations that are not offsetting (adjacent to) productive wells.

Be advised we generally do not consider such volumes to be proved.

Commonly Used Oil and Gas Terms, page 45

10.   Your definition for <u>development well</u> does not agree with Rule 4-10(a)(11) of
        Regulation S-X due to the additional phrase "including a well drilled to find and
        produce probable reserves". If you have classified well costs as development on
        this basis, please amend your document to disclose development well costs only
        as defined by Rule 4-10(a)(11) and Rule 4-10(a)(16). Please amend your
        historical drilling activity to comply with Rule 4-10(a)(11).

11.   Your definitions of proved reserves, proved developed reserves and proved
        undeveloped reserves do not comply with those in Rule 4-10(a) of Regulation S-
        X. Please amend your document to include at least one reference to Rule 4-
        10(a)(2),(3) and (4) as the only applicable definitions of proved oil and gas
        reserves, proved developed oil and gas reserves and proved undeveloped reserves.
        This is available at our website, http://www.sec.gov/about/forms/regs-x.pdf.

Supplementary Financial Information Supplementary Oil And Gas Disclosures —
Unaudited, Page 89

Estimated Net Quantities of Proved Oil and Gas Reserves, page 91

12.   We note the disclosure of your proved reserves and their changes as prescribed by
        paragraph 11 of FAS 69. This statement also requires "Changes resulting from
        each of the following shall be shown separately with <u>appropriate explanation of
        significant changes</u>." Please amend your document to explain the significant
        changes disclosed here.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief

cc: Sandy Eisen
Ronald Winfrey